Filed pursuant to Rule 433
Registration No. 333-277662
May 12, 2025
PRICING TERM SHEET

Issuer:	AEP Transmission Company, LLC
Expected Ratings*:	A2 (stable) by Moody’s Investors Service, Inc. BBB+ (negative) by S&P Global Ratings, a division of S&P Global Inc. A (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series R, due 2035
Principal Amount:	$425,000,000
Maturity Date:	June 15, 2035
Coupon:	5.375%
Interest Payment Dates:	June 15 and December 15
First Interest Payment Date:	December 15, 2025
Treasury Benchmark:	4.250% due May 15, 2035
Treasury Yield:	4.449%
Reoffer Spread:	100 basis points
Yield to Maturity:	5.449%
Price to Public:	99.424% of the principal amount thereof
Transaction Date:	May 12, 2025
Settlement Date:	May 14, 2025 (T+2)
Redemption Terms: Make-whole call: Par call:	Prior to March 15, 2035 at a discount rate of the Treasury Rate plus 15 basis points On or after March 15, 2035 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00115A AS8 / US00115AAS87
Joint Book-Running Managers:	PNC Capital Markets LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Huntington Securities, Inc. WauBank Securities LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting PNC Capital Markets LLC toll-free at (855) 881-0697, Truist Securities, Inc. toll-free at (800) 685-4786 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.